Exhibit 99.3

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10 18th Floor, “NORTH LOBBY” Survey No. 83/1, Raidurgam Hyderabad - 500 032, India Tel : +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying Statement of unaudited consolidated financial results of Dr. Reddy’s Laboratories Limited (the “Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), and joint ventures for the quarter ended September 30, 2021 and year to date from April 1, 2021 to September 30, 2021 (the “Statement”) attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	This Statement, which is the responsibility of the Holding Company’s Management and approved by the Holding Company’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the Holding Company and following entities:

S. No	Name of the Company
Subsidiaries
1	Aurigene Discovery Technologies Limited
2	Cheminor Investments Limited
3	Dr. Reddy’s Bio-Sciences Limited
4	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
5	Dr. Reddy's Laboratories SA
6	Idea2Enterprises (India) Private Limited
7	Imperial Credit Private Limited
8	Industrias Quimicas Falcon de Mexico, S.A. de C.V.
9	Svaas Wellness Limited

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

S.R. Batliboi & Associates LLP
Chartered Accountants

S. No	Name of the Company
10	Aurigene Discovery Technologies (Malaysia) SDN BHD
11	Aurigene Discovery Technologies Inc.
12	Aurigene Pharmaceuticals Services Limited
13	beta Institut gemeinnützige GmbH
14	betapharm Arzneimittel GmbH
15	Chirotech Technology Limited
16	DRL Impex Limited
17	Dr. Reddy’s Laboratories (Australia) Pty. Limited
18	Dr. Reddy’s Laboratories Canada, Inc.
19	Dr. Reddy's Laboratories Chile SPA.
20	Dr. Reddy’s Laboratories (EU) Limited
21	Dr. Reddy’s Laboratories Inc.
22	Dr. Reddy's Laboratories Japan KK
23	Dr. Reddy’s Laboratories Kazakhstan LLP
24	Dr. Reddy’s Laboratories LLC
25	Dr. Reddy's Laboratories Louisiana LLC
26	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
27	Dr. Reddy’s Laboratories New York, LLC
28	Dr. Reddy's Laboratories Philippines Inc.
29	Dr. Reddy’s Laboratories (Proprietary) Limited
30	Dr. Reddy's Laboratories Romania S.R.L.
31	Dr. Reddy's Laboratories SAS
32	Dr. Reddy's Laboratories Taiwan Limited
33	Dr. Reddy's Laboratories (Thailand) Limited
34	Dr. Reddy’s Laboratories (UK) Limited
35	Dr. Reddy's Research and Development B.V.
36	Dr. Reddy’s Srl
37	Dr. Reddy’s New Zealand Limited
38	Dr. Reddy’s (WUXI) Pharmaceutical Co. Limited
39	Dr. Reddy's Venezuela, C.A.
40	Dr. Reddy's Laboratories B.V.
41	Lacock Holdings Limited
42	OOO Dr. Reddy’s Laboratories Limited
43	OOO DRS LLC
44	Promius Pharma LLC
45	Reddy Holding GmbH
46	Reddy Netherlands B.V.
47	Reddy Pharma Iberia SA
48	Reddy Pharma Italia S.R.L.
49	Reddy Pharma SAS
50	Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited (from August 19, 2020)
51	Dr. Reddy’s Formulations Limited (from March 11, 2021)

Joint Ventures
1	DRES Energy Private Limited
2	Kunshan Rotam Reddy Pharmaceutical Company Limited

Other consolidating entities
1	Cheminor Employees Welfare Trust
2	Dr. Reddy's Employees ESOS Trust
3	Dr. Reddy's Research Foundation

S.R. Batliboi & Associates LLP
Chartered Accountants

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Shankar Srinivasan

Partner

Membership No.: 213271

UDIN: 21213271AAAAHI8453

Place: Hyderabad

Date: October 29, 2021

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2021

		All amounts in Indian Rupees millions
		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2021	30.06.2021	30.09.2020	30.09.2021	30.09.2020	31.03.2021
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenue from operations
	a) Net sales/income from operations	55,167	48,262	47,766	103,429	91,010	184,202
	b) License fees and service income	2,465	932	1,201	3,397	2,132	5,520
	c) Other operating income	237	257	142	494	232	753

	Total revenue from operations	57,869	49,451	49,109	107,320	93,374	190,475

2	Other income	2,055	1,079	512	3,134	1,383	2,914

3	Total income (1 + 2)	59,924	50,530	49,621	110,454	94,757	193,389

4	Expenses
	a) Cost of materials consumed	8,232	11,139	9,485	19,371	20,924	42,958
	b) Purchase of stock-in-trade	10,314	9,735	6,889	20,049	12,165	25,736
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	1,730	(3,853)	(573)	(2,123)	(4,092)	(7,905)
	d) Employee benefits expense	10,104	9,465	9,488	19,569	18,212	36,299
	e) Depreciation and amortisation expense	2,941	2,839	3,165	5,780	6,088	12,288
	f) Impairment of non-current assets	-	1,838	781	1,838	781	6,768
	g) Finance costs	234	193	252	427	485	970
	h) Selling and other expenses	13,891	13,782	11,478	27,673	22,610	47,920

	Total expenses	47,446	45,138	40,965	92,584	77,173	165,034

5	Profit before tax and before share of equity accounted investees(3 - 4)	12,478	5,392	8,656	17,870	17,584	28,355

6	Share of profit of equity accounted investees, net of tax	247	166	73	413	150	480

7	Profit before tax (5+6)	12,725	5,558	8,729	18,283	17,734	28,835

8	Tax expense/(benefit):
	a) Current tax	1,668	1,367	1,724	3,035	4,890	8,172
	b) Deferred tax	1,099	387	(713)	1,486	(820)	1,147

9	Net profit after taxes and share of profit of associates (7 - 8)	9,958	3,804	7,718	13,762	13,664	19,516

10	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	(101)	(1,243)	(26)	(1,344)	181	4,026
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	293	-	293	-	(220)
	b) (i) Items that will be reclassified subsequently to profit or loss	(137)	(68)	258	(205)	989	1,913
	(ii) Income tax relating to items that will be reclassified to profit or loss	(77)	173	(138)	96	(294)	(319)
	Total other comprehensive income	(315)	(845)	94	(1,160)	876	5,400

11	Total comprehensive income (9 + 10)	9,643	2,959	7,812	12,602	14,540	24,916

12	Paid-up equity share capital (face value Rs. 5/- each)	832	832	831	832	831	832

13	Other equity						175,585

14	Earnings per equity share (face value Rs. 5/- each)

	Basic	60.03	22.95	46.54	82.99	82.40	117.67
	Diluted	59.88	22.89	46.40	82.77	82.18	117.34
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY'S LABORATORIES LIMITED

Segment information		All amounts in Indian Rupees millions
		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2021	30.06.2021	30.09.2020	30.09.2021	30.09.2020	31.03.2021
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	10,187	8,980	10,355	19,167	20,520	39,284
	b) Global Generics	47,472	41,251	39,882	88,723	74,974	154,759
	c) Proprietary Products	1,232	59	100	1,291	156	523
	d) Others	596	483	523	1,079	1,012	2,814
	Total	59,487	50,773	50,860	110,260	96,662	197,380

	Less: Inter-segment revenue	1,618	1,322	1,751	2,940	3,288	6,905
	Total revenue from operations	57,869	49,451	49,109	107,320	93,374	190,475

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	2,169	1,634	2,292	3,803	5,151	9,444
	b) Global Generics	26,990	23,718	23,685	50,708	45,211	91,111
	c) Proprietary Products	1,232	45	88	1,277	144	482
	d) Others	397	306	352	703	669	2,058
	Total	30,788	25,703	26,417	56,491	51,175	103,095

	Less: Selling and other un-allocable expenditure/(income), net	18,063	20,145	17,688	38,208	33,441	74,260
	Total profit before tax	12,725	5,558	8,729	18,283	17,734	28,835

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	In September 2021, the Company completed the sale of its U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc. An amount of Rs. 1,084 million is included under the head “License fee and service income” and this pertains to the Company’s Proprietary Products segment.

3	Included in "Other income" for the quarter ended 30 September 2021 is Rs. 1,064 million representing the profit on sale of intangible asset, E7777 (anti-cancer agent) to Citius Pharmaceuticals, Inc. This transaction pertains to the Company’s Proprietary Products segment.

4	On 14 June 2021, the Company received the arbitration decision and award in favour of Hatchtech Pty Limited regarding the Civil Litigation and Arbitration relating to the acquisition of the product Xeglyze®. The award required the Company to pay an amount of Rs. 3,401 million (U.S.$ 46.25 million) towards milestone payments, interest, and fees. The Company was carrying Rs. 1,471 million (U.S.$ 20 million) as the provision towards this litigation, an additional expense of Rs. 1,930 million (U.S.$ 26.25 million) [Rs. 1,838 million (U.S.$ 25 million) as "Impairment of non-current assets" and Rs. 92 million (U.S.$ 1.25 million) as "selling and other expenses"] was recognized during the quarter ended 30 June 2021. The said expense forms part of the Company’s Proprietary Products segment.

5	During the year ended 31 March 2021, there were significant changes to the market conditions for certain of the products forming part of Company’s Global Generics and Proprietary Products segments. The changes include the launch by competitor of generic version of the product, decrease in the market potential of products primarily due to higher than expected price erosion and increased competition, and higher than expected value erosion. Due to these adverse market developments, the Company recorded an impairment loss of:

- Rs. 3,180 million relating to ethinyl estradiol / ethenogestral vaginal ring (a generic equivalent to NuvaRing®);

- Rs. 1,587 million relating to saxagliptin and metformin (generic version of Kombiglyze-XR) and phentermine and topiramate (generic version of Qsymia®);

- Rs. 1,471 million relating to Xeglyze®;

- Rs. 484 million relating to other intangible assets.

Further, an amount of Rs. 46 million has been recognised as impairment of property, plant and equipment.

6	Tax expense for the year ended 31 March 2021 includes the following:

- Rs. 1,012 million of benefit, in the quarter ended 30 Septmeber 2020, on account of recognition of deferred tax asset consequent to a planned restructuring activity between the Group companies; and

- Rs. 627 million of expense, in the quarter ended 31 March 2021, on account of de recognition of deferred tax asset due to non-availability of depreciation on goodwill pursuant to an amendment to section 2(11) of the Income Tax Act in the Finance Act, 2021.

7	During the quarter ended 31 December 2020, the Company entered into a definitive agreement with Glenmark Pharmaceuticals Limited to acquire, certain brands in various Emerging Market countries for a total consideration of Rs. 1,516 million. The said transaction was accounted for as an acquisition of product related intangibles, and pertains to Company's Global Generics segment.

8	On 10 June 2020, the Company completed the acquisition of select divisions of Wockhardt Limited's branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives. The business comprises a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dermatology, gastroenterology, pain, and vaccines. This entire portfolio has been transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh, and employees. During the quarter ended 30 September 2020, the Company completed the purchase price allocation. The fair value of consideration transferred is Rs.16,115 million. The Company recognised Rs. 373 million, Rs. 14,888 million and Rs. 530 million towards property, plant and equipment, intangible assets, and goodwill, respectively. The acquisition pertains to Company's Global Generics segment.

9	The Company has commenced a detailed investigation into an anonymous complaint. The complaint alleges that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. A U.S. law firm is conducting the investigation at the instruction of a committee of the Company’s Board of Directors. The Company has disclosed the matter to the U.S. Department of Justice, Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. On 6 July 2021 the Company received a subpoena from the SEC for the production of documents pertaining to certain CIS geographies, and the Company is in the process of responding to the same. During the quarter ended 30 September 2021, the Company shared the report with respect to one jurisdiction with the SEC. The investigation is ongoing, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations may result in government enforcement actions against the Company in the United States and/or foreign jurisdictions, which could lead to civil and criminal sanctions under relevant laws, the outcome are not reasonably ascertainable at this time. The Company is also in the process of reviewing its Compliance Program including controls in relation to compliance and implement appropriate enhancements, if any.

DR. REDDY'S LABORATORIES LIMITED

10	Impairment charge of Rs. 781 million for the quarter ended 30 September 2020 comprises of:

- Rs. 728 million pertaining to Xeglyze® forming part of Company’s Proprietary Products segment due to decrease in the market potential for the product;

- Rs. 53 million pertaining to certain product related intangibles forming part of Company’s Global Generics segment due to Company’s decision to discontinue their further development.

11	Consolidated Balance Sheet

All amounts in Indian Rupees millions
	As at
Particulars	30.09.2021	31.03.2021
	(Unaudited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	48,168	47,322
Capital work-in-progress	11,771	9,539
Goodwill	5,614	5,599
Other intangible assets	27,913	29,136
Intangible assets under development	4,416	6,112
Investment in equity accounted investees	3,882	3,375
Financial assets
Investments	3,607	4,958
Trade receivables	55	118
Other financial assets	767	768
Deferred tax assets, net	9,396	10,686
Tax assets, net	3,174	2,745
Other non-current assets	349	307
Total non-current assets	119,112	120,665

Current assets
Inventories	49,700	45,412
Financial assets
Investments	14,601	19,744
Trade receivables	68,611	49,641
Derivative instruments	1,158	1,218
Cash and cash equivalents	9,980	14,829
Other financial assets	2,120	1,858
Other current assets	13,778	12,650
Total current assets before assets held for sale	159,948	145,352
Assets held for sale	150	151
Total current assets	160,098	145,503

TOTAL ASSETS	279,210	266,168

EQUITY AND LIABILITIES
Equity
Equity share capital	832	832
Other equity	184,612	175,585
Total equity	185,444	176,417

Liabilities
Non-current liabilities
Financial liabilities
Borrowings	3,800	3,800
Lease liabilities	2,177	2,499
Provisions	718	508
Deferred tax liabilities, net	13	289
Other non-current liabilities	1,799	1,617
Total non-current liabilities	8,507	8,713

Current liabilities
Financial liabilities
Borrowings	23,380	23,145
Lease liabilities	916	864
Trade payables
Total outstanding dues of micro enterprises and small enterprises	189	158
Total outstanding dues of creditors other than micro enterprises and small enterprises	22,854	17,951
Derivative instruments	449	326
Other financial liabilities	22,603	23,417
Liabilities for current tax, net	1,310	1,388
Provisions	5,023	5,015
Other current liabilities	8,535	8,774
Total current liabilities	85,259	81,038

TOTAL EQUITY AND LIABILITIES	279,210	266,168

DR. REDDY'S LABORATORIES LIMITED

12	Consolidated statement of cashflows

All amounts in Indian Rupees millions
	Half year ended
Particulars	30.09.2021	30.09.2020
	(Unaudited)	(Unaudited)
Cash flows from/(used in) operating activities :
Profit before tax	18,283	17,734
Adjustments for:
Fair value changes and profit on sale of financial instruments measured at FVTPL*, net	(217)	(389)
Depreciation and amortisation expense	5,780	6,088
Impairment of non-current assets	1,838	781
Allowance for credit losses (on trade receivables and other advances)	138	61
(Gain)/loss on sale or de-recognition of non-current assets, net	(1,161)	15
Share of profit of equity accounted investees	(413)	(150)
Foreign exchange loss/(gain), net	(395)	918
Interest income	(446)	(403)
Finance costs	427	485
Equity settled share-based payment expense	290	304

Changes in operating assets and liabilities:
Trade receivables	(19,031)	1,620
Inventories	(4,288)	(5,602)
Trade payables	4,934	4,773
Other assets and other liabilities, net	(542)	(3,991)
Cash generated from operations	5,197	22,244
Income tax paid, net	(3,539)	(2,077)
Net cash from operating activities	1,658	20,167

Cash flows from/(used in) investing activities :
Expenditures on property, plant and equipment	(6,781)	(3,999)
Proceeds from sale of property, plant and equipment	154	33
Expenditures on other intangible assets	(3,767)	(567)
Proceeds from sale of other intangible assets	2,946	-
Payment for acquisition of business	-	(15,514)
Purchase of other investments	(30,095)	(50,933)
Proceeds from sale of other investments	35,494	53,296
Interest received	411	714
Net cash used in investing activities	(1,638)	(16,970)

Cash flows from/(used in) financing activities :
Proceeds from issuance of equity shares (including treasury shares)	281	177
Purchase of treasury shares	-	(190)
(Repayment of)/proceeds from short-term borrowings	(62)	3,644
Proceeds from long term borrowings	-	3,800
Repayment of long-term loans and borrowings	-	(3,743)
Payment of principal portion of lease liabilities	(408)	(366)
Dividend paid	(4,146)	(4,147)
Interest paid	(616)	(559)
Net cash used in financing activities	(4,951)	(1,384)

Net (decrease)/increase in cash and cash equivalents	(4,931)	1,813
Effect of exchange rate changes on cash and cash equivalents	91	13
Cash and cash equivalents at the beginning of the period(1)	14,820	1,962
Cash and cash equivalents at the end of the period(2)	9,980	3,788

*FVTPL (fair value through profit or loss)

(1)Adjusted for bank-overdraft of Rs. 9 million and Rs. 91 million for the periods ended 30 September 2021 and 30 September 2020, respectively.

(2)Adjusted for bank-overdraft of Rs. Nil and Rs. 101 million for the periods ended 30 September 2021 and 30 September 2020, respectively.

13	India’s Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

14	The Company considered the uncertainty relating to the COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these interim financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.

The Company will continue to closely monitor any material changes to future economic conditions.

15	The unaudited results were reviewed by the Audit Committee of the Board on 28 October 2021 and approved by the Board of Directors of the Company at their meeting held on 29 October 2021.

16	The results for the quarter and half year ended 30 September 2021 were subject to a "Limited Review" by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

Place: Hyderabad Date: 29 October 2021	By order of the Board For Dr. Reddy's Laboratories Limited G V Prasad Co-Chairman & Managing Director